UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026	Commission File Number 001-33159

AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)

AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Other Events

On March 4, 2026, AerCap Holdings N.V. (“AerCap”) made available on its website documents relating to the Annual General Meeting of AerCap’s shareholders to be held on April 15, 2026. These documents are attached as exhibits 99.1 through 99.3 hereto.

Exhibits

99.1	Notice and Agenda for Annual General Meeting.

99.2	Explanation to the Agenda for the Annual General Meeting.

99.3	Report of the Nomination & Compensation Committee for 2025.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

By:	/s/ Aengus Kelly
	Name:	Aengus Kelly
	Title:	Authorized Signatory

        Date: March 4, 2026

EXHIBIT INDEX

99.1	Notice and Agenda for Annual General Meeting.

99.2	Explanation to the Agenda for the Annual General Meeting.

99.3	Report of the Nomination & Compensation Committee for 2025.